UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                July 8, 2019

  By E-Mail
  Steven R. Barth, Esq.
  Foley & Lardner LLP
  777 E. Wisconsin Avenue
  Milwaukee, WI 53202

          Re:     EMC Insurance Group Inc.
                  Schedule 13E-3
                  Filed on June 24, 2019 by EMC Insurance Group Inc., Employers Mutual
                            Casualty Company and Oak Merger Sub, Inc.
                  File No. 005-49253

                  Preliminary Proxy Statement on Schedule 14A
                  Filed June 24, 2019
                  File No. 000-10956

  Dear Mr. Barth:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

  Preliminary Proxy Statement

  Cover Letter

  1. Please revise your statement here and in page 1 that the proposed merger "may be deemed" a going private transaction to remove the uncertainty. Given your determination to file the Schedule 13E-3, the filing persons may not make the stated disclaimer.

  2. It appears that your definition of public shareholders includes within it affiliates: for example, some of your officers and directors. Please revise here and throughout the filings to more clearly and consistently articulate whether the going private transaction is
 Steven R. Barth, Esq.
Foley & Lardner LLP
July 8, 2019
Page 2

       substantively and procedurally fair to security holders who are not affiliates of EMC
       Insurance Group. See Item 1014(a) of Regulation M-A.

Questions and Answers About the Special Meeting, page 16

3. Please consolidate this section with the Summary Term Sheet to avoid duplicate disclosure and shorten the combined sections.

Background of the Merger, page 24

4. We note that Sandler O'Neill prepared financial projections discussed on February 22,
       2019 with the Special Committee. Please include those projections in an appropriate location of your proxy statement. Apply this comment also to the financial projections discussed during the negotiations conducted on March 22, 2019.

Reasons for the Merger, page 41

5. We note that the Special Committee considered the Sandler O'Neill fairness opinion in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation. See Question
       20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee adopted Sandler O'Neill's analyses and opinion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to
Item 1014.

Opinion of the Financial Advisor to the Special Committee, page 49

6. Please revise this section to disclose the data underlying the results described in each analysis prepared by Sandler O'Neill and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the financial metrics for each company used in the Comparable Company Analysis and for each transaction in the
       Merger and Acquisition Transactions and Insurance Minority Buy-In analyses, and (ii)
       the company's projected results that were used in conducting the Discounted Cash Flow analysis or a cross-reference to those projections.

7. With respect to the Discounted Cash Flow analyses, disclose the bases for Sandler
       O'Neill's selection of the shareholders' equity multiples, Non-GAAP net operating income multiples and discount rates.

8. Please clarify whether the remaining fee payable to Sandler O'Neill is contingent on the closing of the merger.
 Steven R. Barth, Esq.
Foley & Lardner LLP
July 8, 2019
Page 3

Summary of Financial Analysis of Boenning & Scattergood, page 58

9. Please revise the last paragraph of this section on page 69 to quantify the fee paid to
       Boenning & Scattergood.

Source of Funds, page 87

10. We note your reference to EMCC's expectation that payments for the merger would be funded with cash and credit resources. Please tell us whether this reference to credit resources are funds to be obtained from a financing source and, if so, provide the disclosure required by Item 1007(d) of Regulation M-A.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                             Sincerely,

                                                             /s/ Daniel F.
Duchovny
                                                             Daniel F. Duchovny
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions